July 1, 2026

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	enCore Energy Corp.

Request for Withdrawal of Registration Statement on Form S-3

File No. 333-290836

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), enCore Energy Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-290836) together with all exhibits and amendments thereto (collectively, the “Prior Registration Statement”). The Prior Registration Statement became effective December 9, 2025.

The Company filed a larger Registration Statement on Form S-3 (File No. 333-296905) with the Commission on June 18, 2026 that became effective July 1, 2026, and as such, does not intend to use the Prior Registration Statement. Accordingly, withdrawal of the Prior Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company confirms that no securities were sold under the Prior Registration Statement and requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Prior Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Prior Registration Statement to the Company’s counsel, Paul Hastings LLP, Attn: Charlie Haag, 2001 Ross Ave, Suite 2700, Dallas, Texas 75201, email charliehaag@paulhastings.com.

If you have any questions with respect to this matter, please call Charlie Haag of Paul Hastings LLP at (972) 936-7457.

Very truly yours,

ENCORE ENERGY CORP.

/s/ Robert W. Hudson Jr.
Robert W. Hudson Jr.
General Counsel and Corporate Secretary

cc:	Charlie Haag, Paul Hastings LLP

Jennifer Ybarra Taylor, Paul Hastings LLP